February 10, 2015

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Mr. Mark P. Shuman
Ms. Maryse Mills-Apenteng

Re:	Internet Patents Corporation Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-201323)

Ladies and Gentlemen:

On behalf of Internet Patents Corporation, a Delaware corporation (the “Company”), we are writing in respect of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (as amended, the “Registration Statement”), under the Securities Act of 1933, as amended (the “Act”), for the registration of shares of Common Stock, par value $0.001, of the Company, filed on January 27, 2015 through the EDGAR electronic filing system under the Act. Amendment No. 1 included revisions intended to respond to the comment letter, dated January 21, 2015 (the “January 21 Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement. In response to a second comment letter of the Staff, dated February 6, 2015 (the “February 6 Comment Letter”), this letter describes the Company’s considerations relating to certain of the revisions contained in Amendment No. 1.

For the convenience of the Staff’s review, the Company has set forth the comment contained in the February 6 Comment Letter in italics followed by the Company’s response. Page numbers and other similar references used in the Company’s response refer to Amendment No. 1 unless otherwise noted.

General

1.     We note your revisions in response to prior comment 1 of our letter dated January 21, 2015. It appears that the stock price range used to estimate the stock consideration per unit to Prism members does not reflect lower historical stock prices both prior to and subsequent to the range dates of January 15 - 22, 2015 used in your example. Please tell us what consideration you gave to expanding your disclosure regarding the extent to which variations in the actual per share price prior to the date to be used to determine the actual consideration might materially impact the payout amount. To the extent you revise your disclosure in this regard, consider providing, in tabular format, additional examples of the potential consideration based on a range using both low and high stock prices within the relevant period. In addition, with respect to the potential earnout payments, ensure that statements relating to the potential consideration and any illustrative examples used reflect the possibility that there may be no earnout payments.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Response:

The Company acknowledges the Staff’s comment and sets forth herein its considerations in selecting a methodology for determining the value of the Company’s common stock used to estimate the stock consideration per unit to Prism members in Amendment No. 1. As described below, the Company believes that the methodology used is reasonable and that no expanded disclosure is warranted.

The Company’s calculation of the value of the stock consideration per unit to Prism members at the closing is based upon the average closing price of the Company’s common stock from January 15, 2015 to January 22, 2015, which is $2.76 per share. Based on the 3.5 million shares of the Company’s common stock that will be issued to Prism members at the closing, and assuming 14,766,420 Prism membership units will be outstanding at closing, the value of the stock consideration per unit to Prism members is expected to be $0.65 per unit. See the joint letter to the security holders of the Company and Prism, and pages 2, 11, 52-53 and 59 of Amendment No. 1.

The Company believes the method used to calculate the stock consideration per unit to Prism members and the resulting value of $2.76 per share for the Company’s common stock (i) accurately reflects the recent trading prices of the Company’s common stock, and (ii) provides Prism unit holders and the Company’s stockholders with the material facts concerning the value of the stock consideration necessary to make their respective investment and voting decisions. The Company evaluated other methodologies for calculating the stock consideration per unit, including using one or more single-day closing prices, but determined that an average closing price over a reasonable period of time most accurately presented the approximate value of the stock consideration. For example, on January 26, 2015, the trading day immediately preceding the filing of Amendment No. 1, the closing price for the Company’s common stock was $2.85, the second highest closing price for the Company’s common stock in the preceding month of trading. As of the date of this letter, the most recent closing price for the Company’s common stock was $2.60, the second lowest closing price for the Company’s common stock in the preceding month of trading. With respect to average trading prices of the Company’s common stock over a period of time, the average closing price since the announcement of the transaction is $2.77. The average closing price for the Company’s common stock since the first trading day of 2015 is $2.73. The average closing price for the Company’s common stock from January 15, 2015 to January 22, 2015 used in the Registration Statement is $2.76, which is squarely within the range of the prices set forth above, whether based on single-day closing prices or an average of recent closing prices. The Company, therefore, believes that its methodology is reasonable and provides Prism unit holders and the Company’s stockholders with the information necessary to make their respective investment and voting decisions.

Based on the calculations set forth above, the Company further believes that using an alternative stock consideration valuation methodology would not result in a material impact on the expected value of either the stock consideration or the total cash and stock consideration to be paid at closing. For example, assuming the stock consideration per Prism membership unit were calculated using the closing price for the Company’s common stock on the day immediately preceding the filing of Amendment No. 1 (i.e., $2.85), the stock consideration per unit would increase from $0.65 to $0.68. Alternatively, assuming the stock consideration per Prism membership unit were calculated using the most recent closing price for the Company’s common stock as of the date of this letter (i.e., $2.60), the stock consideration per Prism membership unit would decrease from $0.65 to $0.62. In both cases, the result would be a 5% increase or decrease in stock consideration per unit to be paid at closing and only a 2% increase or decrease in total per unit consideration to be paid at closing.

Notwithstanding the foregoing, the Company acknowledges that the actual value of the stock consideration per Prism membership unit cannot be determined until the closing or shortly prior thereto. The Company respectfully notes that, in many mergers and other securities offerings, securityholders make investment decisions before knowing the exact value of the consideration payable to them because of formula-based pricing or market fluctuations. Moreover, any changes in the value of the stock consideration due to changes in the value of the Company’s common stock will be publicly available to Prism members and the Company’s stockholders before they make their respective investment and voting decisions. The Company therefore respectfully submits that its present disclosure adequately addresses the concerns of the Staff’s comment in the February 6 Comment Letter with respect to the value of the stock consideration per Prism membership unit.

Finally, with respect to potential earnout payments and the possibility that there may be no earnout payments, the Company acknowledges the Staff’s comment and notes that it has included disclosure reflecting the possibility that there may be no earnout payments in its discussion of the merger consideration on pages 52-53, including in the table found on page 53. This discussion on pages 52-53 is also referenced on pages 2 and 11, which describe the merger consideration more generally. Additionally, the Company has included in its summary of risk factors on page 14, as well as on page 20 under the section entitled “Risk Factors”, a discussion of the risk that Prism members may not receive any earnout payments. The Company respectfully submits that its present disclosure adequately addresses the concerns of the Staff’s comment in the February 6 Comment Letter with respect to the possibility that there may be no earnout payments.

* * * * *

Thank you for your prompt attention to the Company’s response. If you wish to discuss the response being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (650) 565-7038.

Very truly yours,

/s/ Karen Dreyfus

Cc:	Hussein A. Enan
L. Eric Loewe